UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

Dwight R. Landes
Ballard Spahr LLP
1225 17th Street, Suite 2300
Denver, Colorado 80202
(303) 299-7320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/18/2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

United States

Number of    7) Sole Voting Power        2,763,527 (1)
Shares
Beneficially
Owned        8) Shared Voting Power        14,680,766 (2)
by Each
Reporting
Person        9) Sole Dispositive Power    2,763,527 (1)
With:

10)     Shared Dispositive Power        14,680,766 (2)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person    17,444,293

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)    [ ]

13)    Percent of Class Represented by Amount in Row (11)        40.5% (3)

14)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 662,953 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders), which number of shares of Class B common stock reflects a distribution to the reporting person during 2015 from a grantor retained annuity trust (“GRAT”) established by the reporting person in 2003 (the “2003 GRAT”) and a transfer by the reporting person during 2015 of 1,300,000 shares of Class B common stock to the reporting person’s spouse; (ii) 1,000 shares of Class B common stock owned by the reporting person's spouse, which number of shares of Class B common stock reflects contributions by the reporting person’s spouse during 2015 to six separate GRATs established by the reporting person’s spouse in 2015 (collectively, the “2015 GRATs”) as discussed below; and (iii) 2,099,574 shares of Class A common stock held by the reporting person, who is the Executive Chairman of the Board of the issuer.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is chairman and owns 50% of the outstanding capital stock and of which Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, owns the remaining 50% of the outstanding capital stock; (ii) 946,610 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for the 2003 GRAT established by the reporting person, which amount reflects a distribution during 2015 from the 2003 GRAT to the reporting person of shares of Class B common stock under the terms of such 2003 GRAT; (iii) a total of 2,932,150 shares of Class B common stock held in six separate GRATs and three separate other irrevocable trusts established by the reporting person in 2011, for which Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser; (iv) a total of 3,000,000 shares of Class B common stock held in the 2015 GRATs, for which WRCM serves as investment adviser; (v) a total of 252,125 shares of Class B common stock held by Union Bank as trustee under five separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield; (vi) a total of 1,200,000 shares of Class B common stock held in twelve separate GRATs established on December 18, 2015 by Mr. Butterfield and his spouse, for which GRATs WRCM serves as investment adviser; (vii) a total of 300 shares of Class B common stock held in increments of 100 shares by or for each of the reporting person’s three sons; (viii) 52,675 shares of Class A common stock owned by the reporting person’s spouse; and (ix) a total of 7,358 shares of Class A common stock held by or for each of the reporting person’s three sons. Also includes shares of Class A common stock that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 144,832 shares of Class A common stock (as of December 31, 2015) held by Union Bank as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust established by Jeffrey R. Noordhoek, Chief Executive Officer of the issuer, which amount reflects a distribution during 2015 from the CRUT to the grantor of shares of Class A common stock; (b) a total of 3,694,870 shares of Class A common stock held by Union Bank in individual accounts for Angela L. Muhleisen, a sister of the reporting person, her spouse, her adult daughter, and her adult son; (c) 70,000 shares of Class A common stock (as of December 31, 2015) held by Union Bank as trustee for a charitable foundation; (d) 30,000 shares of Class A common stock (as of December 31, 2015) held by Union Bank for its profit sharing plan; and (e) a total of 763,155 shares of Class A common stock (as of December 31, 2015) held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank, which amount includes a total of 404,257 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of the reporting person, her spouse, and certain trusts established by Ms. Bartels and her spouse, but which amount excludes 52,675 shares of Class A common stock held in an account for the reporting person’s spouse that are set forth separately above. The reporting person disclaims beneficial ownership of the shares discussed above except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)
This percentage is as of December 31, 2015, and reflects issuer repurchases of shares of Class A common stock during 2015, and a resulting reduction in the number of outstanding shares of Class A common stock.

Introductory Note
The reporting person, who is the Executive Chairman of the Board of the issuer, has previously reported beneficial ownership of Class A common stock (the class of securities to which this statement relates) beginning after the issuer’s initial public offering and registration of such class of securities under Section 12 of the Act in December 2003, in statements (including amendments thereto) on Schedule 13G, with the most recent annual amendment thereto filed on February 10, 2015. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Act.
The reporting person is filing this statement on Schedule 13D since the reporting person may be deemed to have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months, as a result of the contribution by Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, and his spouse of a total of 1,200,000 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) to twelve separate GRATs (the “Butterfield GRATs”) established on December 18, 2015 by Mr. Butterfield and his spouse, for which Butterfield GRATs WRCM, a majority owned subsidiary of the issuer, serves as investment adviser. The 1,200,000 shares of Class B common stock contributed to the Butterfield GRATs have previously been separately reported as beneficially owned by Mr. Butterfield in statements on Schedule 13G and amendments thereto filed by Mr. Butterfield, and continue to be separately reported as beneficially owned by Mr. Butterfield as set forth in a Form 4 filed by Mr. Butterfield on January 8, 2016. The footnotes to Rows 7) through 10) and Row 13) above also describe other changes from the information reported in the most recent amendment on Schedule 13G filed by the reporting person on February 10, 2015.

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $0.01 per share, issued by Nelnet, Inc. The address of the issuer’s principal executive offices is 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508.

Item 2.	Identity and Background.

(a)	The name of the reporting person filing this statement is Michael S. Dunlap.

(b)	The reporting person’s business address is 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508.

(c)
The reporting person’s present principal occupation is serving as Executive Chairman of the Board of the issuer of the securities to which this statement relates. The issuer provides educational products and services in loan servicing, payment processing, education planning, and asset management, which help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the issuer earns interest income on a portfolio of federally insured student loans. The address of the issuer’s principal executive offices is set forth under Item 1 above and incorporated herein by reference.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a United States citizen.

Item 3.	Source of Funds or Other Consideration.

No monetary consideration was paid in connection with the contribution of the 1,200,000 shares of Class B common stock to the Butterfield GRATs by Mr. Butterfield and his spouse, as described in the Introductory Note above and incorporated by reference herein.

Item 4.	Purpose of Transaction.

Mr. Butterfield and his spouse contributed the 1,200,000 shares of Class B common stock to the Butterfield GRATs for tax and estate planning purposes, and WRCM was selected by Mr. Butterfield and his spouse to serve as investment adviser for the Butterfield GRATs due in part to Mr. Butterfield’s familiarity, as Vice Chairman of the issuer, with WRCM, a majority owned subsidiary of the issuer. The Butterfield GRATs may in the future determine to acquire or dispose of securities of the issuer, including dispositions as part of annual annuity distributions to Mr. Butterfield and his spouse pursuant to the terms of the GRATs, but as of the date hereof there are no such plans or proposals.
As of the date hereof, the reporting person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its significant subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, as indicated in Item 2(c) above, the reporting person serves as the issuer’s Executive Chairman of the Board, and is also a significant shareholder of the issuer with substantial voting power and control with respect to the issuer, and as a result, in the ordinary course of business or otherwise, the reporting person intends to continue to approve such matters and take such actions as the reporting person considers to be in the best interests of the issuer, including to influence the management, business, and affairs of the issuer, which matters and actions could potentially relate to or result in one or more of the transactions or changes enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the reporting person may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 17,444,293 shares of Class A common stock (including a total of 10,581,829 shares of Class A common stock which may be obtained upon conversion of a total of 10,581,829 shares of Class B common stock which the reporting person may be deemed to beneficially own), which represents approximately 40.5% of the shares of Class A common stock outstanding, on an as-converted basis.

(b)
The reporting person has sole voting and dispositive power with respect to 2,763,527 of the 17,444,293 shares of Class A common stock set forth in Item 5(a) above, and may be deemed to have shared voting and dispositive power with respect to 14,680,766 of the 17,444,293 shares of Class A common stock set forth in Item 5(a) above. For further information with respect to the shares as to which the reporting person has sole voting and dispositive power, see footnote (1) to Rows 7) and 9) above, which is incorporated by reference herein. For further information with respect to the shares as to which the reporting person may be deemed to have shared voting and dispositive power, see footnote (2) to Rows 8) and 10) above, which is incorporated by reference herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed in footnote (2) to Rows 8) and 10) above, (i) Stephen F. Butterfield has a business address of 6991 East Camelback Road, Suite B290, Scottsdale, Arizona 85251, has a present principal occupation of serving as Vice Chairman and non-employee strategic advisor for the issuer, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as Chairperson, President, and Chief Executive Officer of Union Bank, and is a United States citizen; and (v) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Mr. Butterfield, Union Bank, WRCM, Ms. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
The reporting person has not engaged in any transactions in the class of securities reported on that were effected during the past 60 days, other than with respect to the transactions described in the Introductory Note above and incorporated by reference herein.

(d)
As discussed in the footnotes for Rows 7) through 10) above, certain securities reported in this statement are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Various relationships between the reporting person and other persons with respect to securities of the issuer are described in the footnotes for Rows 7) through 10) above, which are incorporated by reference herein. In addition, Union Bank is controlled by F&M, which owns 81.4% of Union Bank’s common stock and 15.4% of Union Bank’s non-voting non-

convertible preferred stock. The reporting person, along with his spouse and children, owns or controls a total of approximately 48.6% of the outstanding voting common stock of F&M, and Ms. Muhleisen, along with her spouse and adult children, owns or controls approximately 47.5% of the outstanding voting common stock of F&M. Further, WRCM has entered into a management agreement with Union Bank under which it has been designated to serve as investment adviser with respect to the assets within several trusts established by the reporting person and which hold securities of the issuer reported as beneficially owned by the reporting person herein, and for which Union Bank serves as trustee. Under the terms of that agreement, which is incorporated by reference as an exhibit to this statement, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. It is anticipated that other trusts discussed herein for which WRCM serves as investment adviser are or will be subject to substantially similar contracts or arrangements.
Item 7.     Material to be Filed as Exhibits.

1.
Management Agreement dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 28, 2012 as Exhibit 10.58 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-31924) and incorporated herein by reference).

2.	Power of Attorney dated February 1, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Michael S. Dunlap

/s/ Bobbi Millwood
Name: Bobbi Millwood
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed as an exhibit to this statement and incorporated herein by reference.